Exhibit 99.1

 PRESS RELEASE
All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD ANNOUNCES QUARTERLY DIVIDEND RATE ON ITS
 SERIES 25 PREFERENCE SHARES

Brookfield, News, December 2, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) ("Brookfield") today announced the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (the "Series 25 Shares").

The dividend is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2017 to March 31, 2017 dividend period will be 0.69263% (2.809% on an annualized basis) and the dividend, if declared, for such dividend period will be C$0.1731575 per share, payable on March 31, 2017.

The Series 25 Shares are listed on the Toronto Stock Exchange under the trading symbol "BAM.PR.S".
Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media: Claire Holland Communications and Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com